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              MOVIL ACCESS ANNOUNCES CONCLUSION OF TENDER OFFERS IN
                              MEXICO AND THE U.S.


               -At the closing of the offers, 74.658% of the total
                       Grupo Iusacell Stock was tendered-


FOR IMMEDIATE RELEASE

Mexico City, July 29, 2003 - Movil Access, S.A. de C.V., a Mexican telecommunications service provider, subsidiary of Biper, S.A. de C.V. (BMV:MOVILAB), a Grupo Salinas company, announced today that it has concluded an offer to purchase in the United States for cash the outstanding Series V Shares and American Depositary Shares ("ADSs") of Grupo Iusacell, S.A. de C.V. (BMV:CEL; NYSE:CEL), a provider of wireless communication services in Mexico. Movil Access also concluded its offer in Mexico to purchase for cash the outstanding Series V Shares and Series A Shares of Grupo Iusacell on substantially the same terms as the Series V Shares and ADSs in the U.S. offer.

The U.S. offer expired today at 5:00 P.M., New York City time (4 P.M. Mexico City time). As of the expiration date, 415,769,557 Series V shares and 961,292,484 Series A shares were validly tendered in the Mexican offer and accepted for payment and 130,890 ADSs (including pursuant to notices of guaranteed delivery) were validly tendered in the U.S. offer and accepted for payment. Each ADS represents one hundred Series V Shares. Assuming all ADSs subject to guaranteed delivery have been received, Movil Access now owns 74.658% of all outstanding capital stock of Grupo Iusacell. Citigroup acted as advisor to Movil Access in the successful completion of the offers.

"We are thrilled with the sight of a great challenge. During the last month we have performed a thorough evaluation of Iusacell and we feel prepared to undertake the next step in the company's turnaround. This will not be the first time that Grupo Salinas tackles such an enormous task," said Gustavo Guzman, company CEO of Grupo Iusacell. "Returning Iusacell to profitability won't happen overnight, but we are working hard to secure the company's future. Success will demand a lot of determination from management and employees; but it will also require commitment and patience from other stakeholders."

In addition, Movil Access announced, on July 25, 2003, that it received approval from the Federal Communications Commission ("FCC") to acquire a controlling interest in Iusatel USA, Inc., holder of an authorization to provide international global resale and facilities-based telecommunications services, pursuant to Section 214 of the Communications Act. The FCC approval was effective as of July 26, 2003.

This press release is for information purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the offer to buy Grupo Iusacell's capital stock is only made (i) in the U.S., pursuant to the Offer to Purchase and related materials that Movil Access will file with the U.S. Securities and Exchange Commission today and (ii) in Mexico, pursuant to the Oferta Publica de Compra and related materials that Movil Access filed with the Mexican Comision Nacional Bancaria y de Valores. Shareholders should read the relevant materials carefully because they contain important information, including the terms and conditions of the offers. Shareholders can obtain the U.S. Offer to Purchase and related materials free at the SEC's website at www.sec.gov , from D.F. King, the information agent for the U.S. offer at (800) 431-9643, or from Movil Access. Similarly, stockholders can obtain the Mexican Oferta Publica de Compra and related materials free at the Bolsa Mexicana de Valores website at www.bmv.com.mx.


Company Profile
---------------

Grupo Salinas is a group of Mexican companies owned or controlled by the family of Ricardo Salinas Pliego. Grupo Salinas includes TV Azteca, Elektra, Unefon, Biper, Todito.com, Telecosmos and Movil Access. Movil Access provides personal communication services of narrow band, or "two-way paging," commercially known as the "portable e-mail service," and the marketing and/or sale of personal interactive communication terminals. Biper is in the telecommunication service provider business.


Further Information contact:

                            Mariluz Calafell Salgado
                     Director of Finance and Administration
                               BIPER, S.A. de C.V.
                               011-52-55-5447-6183


                                  Hector Romero
                               Investor Relations
                                  Grupo Salinas
                          011-52-55 3099-1313 ext. 2764